IMP761 webcast slides Date & Time: March 26, 2019, 7:45 am Australian Eastern Daylight Time March 25, 2019, 4:45 pm US Eastern Daylight Time Register: Interested parties can register via a link to the webcast on the Company’s website or via the following link: https://fnn.webex.com/fnn/onstage/g.php?MTID=e3a09aba7876417a76f919285ab7b26bb A replay of the webcast will also be available at www.immutep.com from the day after the event. Exhibit 99.1

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v Targeting: LAG-3/MHC II May Lead to Multiple Therapeutics in Numerous Indications

The LAG-3 Agonist Concept

Treating general inflammation: corticoids, methotrexate, anti-TNF-α, -IL-6, -IL-17, -IL-23 mAbs Treating the disease process: silencing the few auto-immune memory T cells accumulating at the disease site with IMP761 THE PRESENT: FIGHTING SYMPTOMS THE FUTURE: FIGHTING THE CAUSE OF AID Targeting auto-reactive memory T cells in AID with IMP61 AUTOIMMUNE DISEASES

IMP761 works upstream from current therapeutic interventions

Auto-immune memory T cells are chronically stimulated by the same self-peptide, acquiring an 'exhausted' phenotype and expressing LAG-3 which down-modulates specifically TCR signaling. IMP761 increases this physiological down-regulation.


T cell receptor
LAG-3
TCR
APC
T cell
Self-peptide
LAG-3
Effector T cell

IMP761: blocking the activation of self-reactive memory T cells


IMP761

Epigenetic reprogramming
(DNA methylation, histone modifications, miRNAs)

Th1 (e.g. RA, T1D) | Th2 (e.g. allergic asthma) | Th17 (e.g. IBD) | IL-23 (e.g. psoriasis)

6

IMP761: In Vitro Testing

CFSElow % CEF peptide pool CMV – EBV – Influenza Stimulates CD8 T cells in hPBMCs CFSE proliferation assay Unstimulated CEF CEF + IMP761 3.7% 36.3% 8.6% Divisons: 3 2 1 0 Inhibition of CD8 T cell proliferation

IMP761: In Vivo Testing

0.3 mg/kg (6) 0.03 mg/kg (6) Immunofluorescence staining: inflammatory T cell infiltration at tuberculin test site before and after IMP761/PBS injection 0.03 mg/kg: 165 ng/ml 0.3 mg/kg: 1,367 ng/ml median maximum [IMP761]: BCG1 D-45 BCG2 D-30 Tuberculin test 1 D-15/-13 IMP761/PBS Tuberculin test 2 D1/3 D0 PBS (6) Tuberculin test 2 test 1 test 2 Delayed-type hypersensitivity model in cynomolgus monkey Study design Pharmacokinetics

IMP761 inhibits inflammatory T cell infiltration *in vivo*



PBS / IMP761
TB test 1
TB test 2
Inflammatory T cell infiltration test 1 vs test 2
*
*
100
50
0
-50
-100
% CD3+ cell infiltration
PBS
IMP761 0.03mg/kg
IMP761 0.3mg/kg
ns
*
% CD8+ cell infiltration
% CD3+ cells infiltration
PERMANOVA p<0.004
% CD4 + cells infiltration
% Erythema size
% CD8 + cells infiltration
median
IMP761 0.3 mg/kg
PBS

IMP761 is able to inhibit significantly T cell infiltration of an antigen-specific intradermal reaction

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Conclusion The Concept: treating the cause of autoimmune diseases, not just the symptoms The Target: the self-peptide specific memory T cells harboring LAG-3 The Tool: an agonistic LAG-3-specific mAb down-modulating self-peptide-induced TCR signaling The Evidence (1): in vitro down-modulation of peptide-induced human T cell proliferation and activation The Evidence (2): in vivo down-modulation of peptide-induced T cell infiltration/inflammation at the tissue site in a NHP model The Status: Cell line development ongoing and GMP manufacturing preparations underway in order to progress to clinical development.

Thank you!